EXHIBIT 12.1

	Computation of Ratio of Earnings to Fixed Charges and
	Ratio of Earnings to Fixed Charges
	(in millions except ratios)

		Three Months
		Ended March 31,	Year Ended December 31,
		2007	2006	2005	2004	2003	2002
		(in millions except ratios)

Consolidated earnings:
Net income (loss)		$14.4	$39.1	$55.7	$43.2	$(1.8)	$(1.1)
Add:	Income taxes	0.0	0.0	0.0	0.0	0.0	0.0
	Interest expense	2.8	11.6	9.3	5.1	5.1	5.3
	Portion of rents representative of interest expense	0.4	4.1	5.7	5.5	2.3	0.6

	Total	$17.6	$54.8	$70.7	$53.8	$5.6	$4.8

Fixed charges: (1)
Add:	Interest expense	$2.8	$11.6	$9.3	$5.1	$5.1	$5.3
	Portion of rents representative of interest expense	0.4	4.1	5.7	5.5	2.3	0.6
	Total	$3.2	$15.7	$15.0	$10.6	$7.4	$5.9

Ratio of earnings to fixed charges		5.5	3.5	4.7	5.1	*	**

(1)	Included in fixed charges is one−third of rental expense which management believes is the representative portion of interest.

*	Due to the registrant's loss in 2003, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $1.8 million to achieve a coverage ratio of 1:1.
**	Due to the registrant's loss in 2002, the ratio coverage was less than 1:1. The registrant must generate additional earnings of $1.1 million to achieve a coverage ratio of 1:1.